

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Robert Bondurant
President and Chief Executive Officer
Martin Midstream GP LLC
4200 Stone Road
Kilgore, TX 75662

> **Re: Martin Midstream Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 3, 2021**
> **File No. 000-50056**

Dear Mr. Bondurant:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services